UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Loan Agreement with Qpoint

On September 28, 2023, the Company completed a non-recourse loan transaction pursuant to a loan agreement (the “Loan Agreement”) with Qpoint Technologies Ltd., an Israeli company (“Qpoint”), of which the Company holds 46.52% of the outstanding shares and the effective control. Pursuant to the Loan Agreement, (i) Qpoint agreed to lend to the Company an amount equal to NIS 3.5 million (approximately $900,000) and to extend the date by which the Company is required to pay Qpoint an amount equal to NIS 6.5 million (approximately $1.7 million) in outstanding obligations from August 15, 2023 to February 28, 2024 (the “Repayment Date”) and (ii) the Company agreed to pay Qpoint a loan installation fee of NIS 300,000 (approximately $80,000) (the “Loan”).

The Loan will bear interest at an annual rate of 11% until paid in full, provided that in the event the payments under the Loan as set forth in the Loan Agreement are not timely made, the Loan will bear interest at an annual rate of 15% until paid in full.

Pursuant to the Loan Agreement, the parties also agreed that for a period of nine months following the date of repayment of the Loan, the parties will not take any action in furtherance of the (i) appointment of a new chief executive officer in Qpoint, (ii) distribution of dividends by Qpoint, (iii) receipt of credit or investments by Qpoint, or (iv) issuance or pledge of shares by Qpoint or its subsidiaries.

Share Pledges

In order to guarantee Qpoint’s rights under the Loan Agreement, the Company agreed to pledge in favor of Qpoint all of the shares the Company holds in Qpoint (46.52% of its outstanding share capital) and their jointly held subsidiaries: Aginix Engineering & Project Management Ltd. (49.94% of its outstanding share capital), Sensecom Consulting & Project Management Ltd. (49.94% of its outstanding share capital) and Integral Tele-management Services Ltd. (49.94% of its outstanding share capital), each an Israeli company. If the Company fails to repay the Loan by the Repayment Date, then Qpoint may foreclose on the shares. If the Loan is timely repaid, the foregoing pledges on the shares will be canceled.

The foregoing is a summary description of certain terms of the Loan Agreement and, by its nature, is incomplete. A translated copy of the Loan Agreement will be filed as an exhibit to the Company’s Annual Report on Form 20-F. The foregoing description of the Loan Agreement is qualified in its entirety by reference to such Loan Agreement, when available. The Loan Agreement contains customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the Loan Agreement and in the context of the specific relationship between the parties thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: October 3, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

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